Item 1. Fundamental Changes

This Amendment No. 1 to Form 1-U amends the Current Report on Form 1-U filed on April 29, 2026 (SEC Accession No. 0001823182-26-000003)
by Ei.Ventures, Inc. and Orthogonal Thinker, Inc., with a period of report of February 13, 2026. This amendment is filed by Orthogonal Thinker, Inc., as successor to Ei.Ventures, Inc. pursuant to Rule 257(b)(5) of Regulation A, solely to correct the exchange-ratio disclosure in Item 1 of that report. Except as amended below, the original Form 1-U is unchanged.

On February 13, 2026, Ei.Ventures, Inc., a Delaware corporation ("Ei"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Orthogonal Thinker, Inc., a Delaware corporation ("Orthogonal"). Orthogonal was previously the majority shareholder of Ei. The merger of Ei with and into Orthogonal, with Orthogonal as the surviving corporation, became effective upon the filing of a Certificate of Merger with the Delaware Secretary of State on February 26, 2026 (the "Effective Time").

The original Form 1-U stated that minority shareholders of Ei received 0.148465 shares of Orthogonal common stock in exchange for each share of Ei common stock. That figure was the initial exchange ratio set forth in Section 2.01(b) of the Merger Agreement. Section 2.01(b) further provided that if application of that ratio would cause the minority shareholders of Ei, collectively, to receive more than a 9.9% ownership interest in Orthogonal, the exchange ratio would be reduced to the ratio that would cause those shareholders to receive a 9.9% ownership interest.

At the Effective Time, certain shares of Ei common stock that had been expected to be cancelled under Section 2.01(a) of the Merger Agreement (shares held by Orthogonal, Ei, their affiliates, David Nikzad, or Jason Hobson) were determined not to have been cancelled and remained outstanding for purposes of the exchange. As a result, application of the 0.148465 ratio would have caused the minority shareholders of Ei to receive more than 9.9% of Orthogonal. The 9.9% cap in Section 2.01(b) was therefore applied.

The exchange ratio actually used at the Effective Time was
0.12398146 shares of Orthogonal common stock for each outstanding share of Ei common stock entitled to the merger consideration.
Fractional shares were settled in cash as provided in Section
2.01(e) of the Merger Agreement.

The Merger Agreement was filed as Exhibit 1U-6 to the original Form 1-U and is incorporated by reference. No amendment to that exhibit is required; this Form 1-U/A corrects only the description of the ratio as applied at closing.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orthogonal Thinker, Inc.
(as successor to Ei.Ventures, Inc.)

By: /s/ David Nikzad
    David Nikzad
    President

Date: August 31, 2026